EXHIBIT 1

DESCRIPTION OF THE SERIES B PREFERRED SHARES

      The following description of the material terms and provisions of the Series B Preferred Shares is only a summary and is qualified in its entirety by reference to our declaration of trust, including the articles supplementary relating to the Series B Preferred Shares, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

      Our declaration of trust authorizes our board of trustees to issue up to 10,000,000 preferred shares of beneficial interest, par value $0.01 per share.

      Subject to the limitations prescribed by our declaration of trust, our board of trustees is authorized to establish the number of shares constituting each series of preferred shares and to fix the designations, powers, preferences and rights of the shares of each of those series and the qualifications, limitations and restrictions of each of those series, all without any further vote or action by our shareholders. The Series B Preferred Shares is a series of preferred shares. When issued, the shares of Series B Preferred Shares will be validly issued, fully paid and non-assessable.

Rank

      The Series B Preferred Shares shall rank, with respect to rights to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, (i) senior to our common shares and to any other class or series of our shares of beneficial interest other than any class or series referred to in clauses (ii) and (iii) of this sentence, (ii) on a parity with any class or series of our shares of beneficial interest, the terms of which specifically provide that such class or series of shares of beneficial interest ranks on a parity with the Series B Preferred Shares as to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, and (iii) junior to any class or series of our shares of beneficial interest, the terms of which specifically provide that such class or series ranks senior to the Series B Preferred Shares as to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up. For these purposes, our debt securities which are convertible into or exchangeable for our shares of beneficial interest or any other of our debt securities shall not constitute a class or series of our shares of beneficial interest.

Dividends

      The holders of our Series B Preferred Shares will be entitled to receive, when, as and if authorized by our board of trustees, out of our assets legally available for the payment of dividends, cumulative cash dividends at the rate of 9.5% per annum of the $25.00 per share liquidation preference (equivalent to $2.375 per share). These dividends shall accrue and be cumulative from the date of the original issuance by the Company of shares of Series B Preferred Shares and will be payable quarterly in arrears on the first day of January, April, July and October of each year or, if not a business day, the next succeeding business day. The first dividend, which will be paid on January 1, 2003, will be for less than a full quarter and will reflect dividends accumulated from the original issuance through, and including, December 31, 2002. A dividend payable on the Series B Preferred Shares for any partial dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our shareholder records at the close of business on the applicable record date, which will be such date designated by our board of trustees for the payment of dividends that is not more than 30 nor less than 10 days before the dividend payment date.

      We will not declare dividends on the Series B Preferred Shares, or pay or set apart for payment dividends on the Series B Preferred Shares at any time if the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits the declaration, payment or setting apart for payment or provides that the declaration, payment or setting apart for payment would constitute a breach of or a default under any agreement, or if the declaration or payment is restricted or prohibited by law.

      Notwithstanding the foregoing, dividends on the Series B Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. Except as described in the next paragraph, we will not declare or pay or set aside for payment of dividends, and we will not declare or make any distribution of cash or other property, directly or indirectly, on or with respect to any of our common shares, or any other class or series of our shares of beneficial interest ranking, as to dividends, on a parity with or junior to the Series B Preferred Shares (other than a dividend paid in common shares or in any other class or series of shares of beneficial interest ranking junior to the Series B Preferred Shares as to dividends and upon liquidation) for any period, nor will we redeem, purchase or otherwise acquire for consideration, or make any other distribution of cash or other property, directly or indirectly, or pay or make available any monies for a sinking fund for the redemption of any of our common shares, or on any other shares of beneficial interest ranking junior to or on a parity with the Series B Preferred Shares as to dividends or upon liquidation (except by conversion into or exchange for other shares of beneficial interest ranking junior to the Series B Preferred Shares as to dividends and upon liquidation, and except for, in accordance with certain provisions of our declaration of trust, under which Series B Preferred Shares owned by a shareholder in excess of the ownership limit discussed under “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus will be transferred to a trust and may be purchased by us under certain circumstances) unless full cumulative dividends on the Series B Preferred Shares for all past dividend periods and the then current dividend period have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

      When we do not pay dividends in full (or we do not set apart a sum sufficient to pay them in full) upon the Series B Preferred Shares and any other series of preferred shares of beneficial interest ranking on a parity as to dividends with the Series B Preferred Shares, we will declare any dividends upon the Series B Preferred Shares and any other series of preferred shares of beneficial interest ranking on a parity as to dividends with the Series B Preferred Shares proportionately so that the amount of dividends declared per share of Series B Preferred Shares and such other series of preferred shares of beneficial interest will in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Shares and such other series of preferred shares (which will not include any accrual in respect of unpaid dividends on such other series of preferred shares for prior dividend periods if such other series of preferred shares does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B Preferred Shares which may be in arrears.

      Holders of Series B Preferred Shares are not entitled to any dividend, whether payable in cash, property or shares of beneficial interest, in excess of full cumulative dividends on the Series B Preferred Shares as described above. Any dividend payment made on the Series B Preferred Shares will first be credited against the earliest accrued but unpaid dividends due with respect to those shares which remain payable. Accrued but unpaid dividends on the Series B Preferred Shares will accumulate as of the due date for the dividend payment on which they first become payable.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the holders of Series B Preferred Shares are entitled to be paid out of our assets legally available for distribution to our shareholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of common shares or any other class or series of our shares of beneficial interest ranking junior to the Series B Preferred Shares as to liquidation rights. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series B Preferred Shares and the corresponding amounts payable on all other classes or series of shares of beneficial interest ranking on a parity with the Series B Preferred Shares in the distribution of assets, then the holders of the Series B Preferred Shares and all other classes or series of shares of beneficial interest ranking on a parity with the Series B Preferred Shares will share proportionately in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series B Preferred Shares will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Shares will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the sale, lease or conveyance of all or substantially all of our property or business will not be deemed to constitute our liquidation, dissolution or winding-up.

Redemption

      The Series B Preferred Shares are not redeemable before November 12, 2007. However, in order to ensure that we remain qualified as a REIT for federal income tax purposes, the Series B Preferred Shares will be subject to provisions of our declaration of trust, under which Series B Preferred Shares owned by a shareholder in excess of the ownership limit discussed under “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus will be transferred to a trust and may be purchased by us under certain circumstances. On or after November 12, 2007, we may, at our option upon not less than 30 nor more than 60 days’ written notice, redeem the Series B Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share plus all accrued and unpaid dividends (except as provided below), if any (whether or not declared) to the date fixed for redemption, without interest. If we redeem fewer than all of the outstanding Series B Preferred Shares, the Series B Preferred Shares to be redeemed will be redeemed proportionately (as nearly as may be practicable without creating fractional shares) or by lot or by any other equitable method as we may determine. Holders of Series B Preferred Shares to be redeemed will surrender the preferred shares at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following surrender of the preferred shares. If (i) we have given notice of redemption of any shares of Series B Preferred Shares, (ii) we have irrevocably set aside the funds necessary for the redemption (and, if the redemption date falls after a date designated by our board of trustees for the payment of a dividend and prior to the corresponding date on which a dividend is scheduled to be paid, we have irrevocably set aside the amount of cash necessary to pay the dividends payable on the date such dividends are to be paid in respect of the Series B Preferred Shares) in trust for the benefit of the holders of any Series B Preferred Shares so called for redemption, and (iii) we have given irrevocable instructions to pay such redemption price, and if applicable, such dividends, then from and after the redemption date dividends will cease to accrue on such Series B Preferred Shares, such Series B Preferred Shares will no longer be deemed outstanding and all rights of the holders of such Series B Preferred Shares will terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon the redemption, without interest. The redemption provisions of the Series B Preferred Shares do not in any way limit or restrict our right or ability to purchase, from time to time either at a public or a private sale, all or any part of the Series B Preferred Shares at such price or prices as we may determine, subject to the provisions of applicable law.

      Unless we have declared and paid in cash, or we are contemporaneously declaring and paying, or we have declared and set aside a sum sufficient for the payment of, the full cumulative dividends on all Series B

Preferred Shares for all past dividend periods and the then current dividend period, we may not redeem any Series B Preferred Shares unless we simultaneously redeem all outstanding Series B Preferred Shares and we will not purchase or otherwise acquire directly or indirectly any Series B Preferred Shares except by exchange for shares of beneficial interest ranking junior to the Series B Preferred Shares as to dividends and amounts upon liquidation; except that we may purchase Series B Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Shares or, subject to certain provisions of our declaration of trust, we may, under certain circumstances, purchase Series B Preferred Shares owned by a shareholder in excess of the ownership limit.

      We will give notice of redemption by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. We will mail a similar notice, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Shares to be redeemed at their respective addresses as they appear on our shareholder records. No failure to give such notice or any defect in the notice or in the mailing thereof will affect the sufficiency of notice or validity of the proceedings for the redemption of any Series B Preferred Shares except as to a holder to whom notice was defective or not given. A redemption notice will be conclusively presumed to have been duly given on the date mailed whether or not the holder actually received the redemption notice. Each notice will state (i) the redemption date; (ii) the redemption price; (iii) the number of Series B Preferred Shares to be redeemed; (iv) the place or places where certificates for Series B Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Series B Preferred Shares to be redeemed will cease to accrue on the redemption date. If we redeem fewer than all of the Series B Preferred Shares held by any holder, the notice mailed to such holder will also specify the number of Series B Preferred Shares held by such holder to be redeemed.

      If a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, each holder of Series B Preferred Shares at the close of business of such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before that dividend payment date. Except as described above and except to the extent the redemption price includes all accrued and unpaid dividends, we shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series B Preferred Shares for which a notice of redemption has been given.

      The Series B Preferred Shares that we redeem or repurchase will be restored to the status of authorized but unissued Series B Preferred Shares.

      The Series B Preferred Shares will have no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that we remain qualified as a REIT for federal income tax purposes, the Series B Preferred Shares will be subject to provisions of our declaration of trust, under which Series B Preferred Shares owned by a shareholder in excess of the ownership limit discussed under “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus will be transferred to a trust and may be purchased by us under certain circumstances.

Voting Rights

      Holders of the Series B Preferred Shares will not have any voting rights, except as described below.

      Whenever dividends on any Series B Preferred Shares are in arrears for six or more consecutive or non-consecutive quarterly periods, a preferred dividend default will exist, and the holders of the Series B Preferred Shares (voting separately as a class with all other series of parity preferred shares of the Company upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional trustees of the Company at the next annual meeting of shareholders and at each subsequent meeting until all dividends accumulated on the Series B Preferred Shares and all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable will have been fully paid or declared and a sum sufficient has been set aside to pay them. Upon such election, the number of members of our entire board of trustees will be increased by two trustees. If and when all accumulated dividends and the accrued dividend for the then current dividend period shall have been paid on such Series B Preferred Shares and all series of preferred shares upon which like voting rights have been conferred and are exercisable, the term of office of each of the additional trustees so elected will terminate and the entire Board of Trustees shall be reduced accordingly. So long as a preferred dividend default continues, any vacancy in the office of additional trustees elected under this section may be filled by written consent of the trustee elected as described in this paragraph who remains in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding Series B Preferred Shares when they have the voting rights described above (voting separately as a class with all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable). Each of the trustees elected as described in this paragraph will be entitled to one vote on any matter.

      So long as any Series B Preferred Shares remain outstanding, we will not, without the affirmative vote or consent of the holders of two-thirds of the Series B Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (with the Series B Preferred Shares voting separately as a class): (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking senior to the Series B Preferred Shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up or reclassify any of our authorized shares of beneficial interest into shares of beneficial interest of that kind, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares of beneficial interest; or (ii) amend, alter or repeal the provisions of our declaration of trust or the articles supplementary relating to the Series B Preferred Shares, whether by merger, consolidation, transfer or conveyance of substantially all of our assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Shares or its holders; except that with respect to the occurrence of any of the events described in (ii) above, so long as the Series B Preferred Shares (or any equivalent class or series of shares issued by the surviving entity in any merger or consolidation to which we became a party) remain outstanding with the terms of the Series B Preferred Shares materially unchanged, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series B Preferred Shares and except that (A) any increase in amount of the authorized Series B Preferred Shares or the creation or issuance of any other series of preferred shares or (B) any increase in the number of authorized Series B Preferred Shares or any other series of preferred shares, in each case ranking on a parity with or junior to the Series B Preferred Shares of such series with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or before the time when the act with respect to which the vote would otherwise be required is effected, all outstanding Series B Preferred Shares are redeemed or called for redemption upon proper notice and we deposit sufficient funds, in cash, in trust to effect the redemption.

      In any matter in which the Series B Preferred Shares may vote (as expressly provided in the articles supplementary relating to the Series B Preferred Shares), each Series B Preferred Share shall be entitled to one vote, except that when any other series of our preferred shares shall have the right to vote with the Series B Preferred Shares as a single class on any matter, the Series B Preferred Shares and such other series shall have with respect to such matters one vote per each $25.00 of stated liquidation preference.

Conversion

      The shares of Series B Preferred Shares are not convertible into or exchangeable for any of our other property or securities.

Restrictions on Ownership and Transfer

      As discussed under “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus, for us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as determined under certain attribution rules in the Internal Revenue Code), during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year.

      Our declaration of trust contains restrictions on the ownership and transfer of our shares of beneficial interest, which are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our declaration of trust provide that, subject to certain exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of a class or series of our preferred shares. The constructive ownership rules under the Internal Revenue Code are complex and may cause shares of a class or series of our preferred shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding shares of a class or series of our preferred shares (or the acquisition of an interest in an entity that owns, actually or constructively, shares of a class or series of our preferred shares) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding shares of a class of our preferred shares and thereby subject the preferred shares to the restrictions on ownership and transfer contained in our declaration of trust. See the discussion under “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus.

DESCRIPTION OF PREFERRED SHARES

      This section describes the general terms that will apply to any particular series of preferred shares of beneficial interest that we may offer by this prospectus and an applicable prospectus supplement in the future. When we issue a particular series of preferred shares, we will describe in the prospectus supplement that relates to the series (1) the specific terms of the preferred shares and (2) the extent to which the general terms described in this section apply to the preferred shares of that series. The description of preferred shares in this section and in any prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to our declaration of trust, including the articles supplementary relating to each series of preferred shares which will be filed with the SEC and incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of preferred shares.

      Pursuant to our declaration of trust, our board of trustees may issue up to 10,000,000 preferred shares of beneficial interest, par value $.01 per share, classify any unissued preferred shares and reclassify any previously classified but unissued preferred shares of any class or series. There are currently no preferred shares outstanding. Prior to issuing a series or class of preferred shares, our board of trustees is required to set, subject to the provisions of our declaration of trust relating to restrictions on transfer and ownership of shares of beneficial interest and to the express terms of any class or series of preferred shares outstanding at the time, the following for such series:

•	terms,

•	preferences,

•	conversion or other rights,

•	voting powers,

•	restrictions,

•	limitations as to dividends or other distributions,

•	qualifications, and

•	terms or conditions of redemption.

This means our board of trustees could authorize the issuance of a class or series of preferred shares which could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of our common shares or otherwise be in their best interest.

      The applicable prospectus supplement relating to the offering of preferred shares will include the specific terms relating to such preferred shares, which may include the following:

•	the designation and stated value per share of such preferred shares,

•	the number of preferred shares to be included in the class or series,

•	the amount of the liquidation preference per share,

•	the initial public offering price at which such preferred shares will be issued,

•	the dividend rate (or method of calculation), the dates on which dividends will be paid and the dates from which dividends will begin to accumulate, if any,

•	any redemption or sinking fund provisions,

•	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT,

•	any conversion rights, and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

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      All preferred shares offered pursuant to any prospectus supplement will, when issued, be duly authorized, fully paid and non-assessable. This means that the full price for our preferred shares will be paid at issuance and that you, as a purchaser of such preferred shares will not be later required to pay us any additional monies for such preferred shares.

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